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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2004



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X       Form 40-F
               -----               -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes           No   X
         -----        -----

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-          )
                                                 ----------

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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K, an announcement of the Registrant relating to the Annual General Meeting of the Registrant for the year 2003 held on May 18, 2004.


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                                (PETROCHINA LOGO)

                (PETROCHINA COMPANY LIMITED IN CHINESE CHARACTER)
                           PETROCHINA COMPANY LIMITED
  (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                                (STOCK CODE: 857)


       RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING FOR THE YEAR 2003
                          PAYMENT OF THE FINAL DIVIDEND

--------------------------------------------------------------------------------
The Board of Directors announces that the Annual General Meeting was held in Beijing on May 18, 2004 and the resolutions as set out below were duly passed.

The Board of Directors also wishes to notify shareholders of the details relating to the payment of the final dividend.
--------------------------------------------------------------------------------


RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING

The board of directors (the "Board of Directors") of PetroChina Company Limited (the "Company") is pleased to announce that the annual general meeting (the "Annual General Meeting") of the Company for the year 2003 was held at Kempinski Hotel, No. 50 Liangmaqiao Road, Chaoyang District, Beijing, the People's Republic of China ("PRC"), on May 18, 2004. Shareholders or proxies representing 175,688,034,106 shares with voting rights, representing 99.92% of the total of 175,824,176,000 shares of the Company attended the Annual General Meeting. The Annual General Meeting was validly convened in compliance with the requirements of the Company Law of the PRC and the articles of association of the Company.

At the Annual General Meeting, the following resolutions were considered and approved:

1 the Report of the Board of Directors of the Company for the year 2003 was approved;

2 the Report of the Supervisory Committee of the Company for the year 2003 was approved;

3 the Audited Financial Statements of the Company for the year 2003 was approved;

4 the declaration and payment of a final dividend for the year ended December 31, 2003 in the amount and in the manner recommended by the Board of Directors was approved;

5 the Board of Directors was authorised to determine the interim dividend for the year 2004;

6 the continuation of appointment of PricewaterhouseCoopers, Certified Public Accountants, as the international auditors of the Company and PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Certified Public Accountants, as the domestic auditors of the Company, for the year 2004 was approved, and the Board of Directors was authorised to fix their remuneration;

7    (i)   the re-election of Mr. Chen Geng as a director of the Company was approved;

     (ii) the election of Mr. Jiang Jiemin as a director of the Company was approved;

     (iii) the election of Mr. Zhou Jiping as a director of the Company was approved;

     (iv) the election of Mr. Duan Wende as a director of the Company was approved;

8    (i)   the election of Mr. Sun Xianfeng as a supervisor of the Company was approved;

                                     - 1 -

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     (ii)  the election of Mr. Xu Fengli as a supervisor of the Company was approved; and

9 as a special resolution, the Board of Directors was given a general mandate to separately or concurrently issue, allot and deal with additional domestic shares and overseas listed foreign shares ("H shares") in the Company not exceeding 20% of each of the aggregate nominal amount of the domestic shares and H shares of the Company in issue.


PAYMENT OF THE FINAL DIVIDEND

The Board of Directors also wishes to notify shareholders that details of the payment of the final dividend are as follows:

The Company will pay a final dividend of RMB0.079324 per share (inclusive of applicable tax) for the year ended December 31, 2003. The payment shall be made to shareholders whose names appeared on the register of members of the Company at close of business on May 18, 2004. According to Article 149 of the articles of association of the Company, dividends payable to the Company's shareholders shall be declared in RMB, and dividends payable to holders of State-owned shares shall be paid in RMB while dividends payable to holders of H shares shall be paid in Hong Kong dollars and the following formula shall apply for the purpose of calculating the Hong Kong dollar equivalent of the amount of final dividend payable per H share:

                                                       Final dividend per share in RMB
                                                ---------------------------------------------
Conversion rate for final dividend       =      Average of the closing exchange rates for RMB
per share (RMB to Hong Kong dollars)               to Hong Kong dollar as announced by the
                                                           People's Bank of China
                                                      for the week before May 18, 2004

The average of the closing exchange rates for RMB to Hong Kong dollar as announced by the People's Bank of China for the week prior to May 18, 2004, that is the date of the Annual General Meeting at which the final dividend is declared, is RMB1.0608 to HK$1.00. Accordingly, the amount of final dividend payable per H share is HK$0.074778.

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the "Receiving Agent") and will pay to such Receiving Agent the final dividend declared for payment to holders of H shares. The final dividend will be paid by the Receiving Agent on or about June 2, 2004, and will be despatched on the same day to holders of H shares entitled to receive such dividend by ordinary post and at their own risk.

As at the date of this announcement, the Board comprises Mr. Chen Geng, Mr. Jiang Jiemin, Mr. Ren Chuanjun, Mr. Su Shulin, Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Duan Wende, Mr. Gong Huazhang, Mr. Wang Fucheng and Mr. Zou Haifeng as directors and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive directors.

                                                      By Order of the Board
                                                             LI HUAIQI
                                                      Secretary to the Board
Beijing, PRC
May 18, 2004

                                     - 2 -

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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            PetroChina Company Limited



Dated: May 19, 2004                         By: /s/ Li Huaiqi
                                                --------------------------------
                                            Name:  Li Huaiqi
                                            Title: Company Secretary